SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: June 9, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

June 9, 2011
Update by Ivanhoe Mines reports construction of the Oyu Tolgoi copper-gold-silver mining complex has reached 23% completion and remains ahead of schedule
Protection of shareholders’ rights the paramount concern
in Ivanhoe Mines’ resumption of arbitration with Rio Tinto
Final US$100 million advance payment
to Mongolian government made ahead of schedule
LONDON, ENGLAND — Robert Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., issued an operations update today that reports on progress being achieved on the development of principal projects in the portfolios of the parent company and its subsidiaries and associated interests.
Key developments include:
•	Full-scale construction at Ivanhoe Mines’ flagship Oyu Tolgoi copper-gold-silver mining complex is continuing toward a projected peak level of activity that is expected to be reached during the third quarter of this year. Overall construction reached a 23.3% level of completion at the end of May. Construction of the concentrator, the centerpiece component of Oyu Tolgoi’s phase one development, reached 32% completion at the end of May and commissioning of the concentrator’s first production line is expected to begin in the second quarter of 2012.
•	The total number of workers engaged at the Oyu Tolgoi construction site has more than doubled since March 1, 2011, as part of the build up to the peak of construction and currently stands at 12,497. Counting construction and head office jobs, plus more than 3,000 vocational trainee positions being funded by Oyu Tolgoi in the largest training program ever undertaken in Mongolia, the project’s total designated Mongolian workforce now is approximately 10,000. The project is committed to ensuring that 90% of all jobs created during the mine’s operation will be held by Mongolians.
•	Targeted completion of construction of the first phase of Oyu Tolgoi remains ahead of schedule. Pre-stripping excavation of the open-pit mine is due to begin during the third quarter of this year. The project has set an objective of delivering the first ore from the mine to a mill circuit test in the concentrator within 12 months, in June 2012. The goal of achieving commercial production remains on schedule to begin in the first half of 2013. (An extensive photo gallery recording construction progress at Oyu Tolgoi is maintained on the company’s website at www.ivanhoemines.com.)
•	The arbitration proceeding between Ivanhoe Mines and Rio Tinto regarding Ivanhoe’s Shareholders’ Rights Plan is expected to resume later this month following the expiry of a six-month suspension that was agreed upon by the companies as part of the Heads of Agreement signed in December 2010.
Mr. Friedland said that the arbitration will not adversely affect construction progress at Oyu Tolgoi. “Ivanhoe Mines is highly confident that the rights plan, overwhelmingly supported by 95% of the votes cast by our minority shareholders a year ago, is not in breach of any of Rio Tinto’s existing contractual rights. We are committed to vigorously protecting the rights of all of our shareholders and have received very strong support from institutional shareholders for our insistence that all shareholders be treated fairly during any takeover bid.”

Ivanhoe Mines submitted a statement of defence in October 2010 that rejected Rio Tinto’s claim and also filed a counter-claim contending that Rio Tinto had breached certain covenants in its October 2006 private placement agreement with Ivanhoe. Rio Tinto has filed a statement of defence to the Ivanhoe Mines counterclaim.
•	Mr. Friedland said that the Office of the Chairman is continuing to lead Ivanhoe Mines’ assessment of potential strategic initiatives and is negotiating with a number of parties as part of the company’s commitment to create and enhance value for shareholders.
•	Earlier this week, on June 7, Ivanhoe Mines and Oyu Tolgoi LLC made the third and final prepayment to the Government of Mongolia in a ceremony held in Ulaanbaatar and attended by senior project representatives and government cabinet ministers. Oyu Tolgoi LLC, the licence holder and owner-operator of the Oyu Tolgoi Project, is 66% owned by Ivanhoe Mines and 34% owned by Erdenes MGL LLC, a Mongolian government state-owned company. The US$100 million third prepayment, which was due by June 30 this year, completed a total prepayment package of US$250 million that was an attendant arrangement to the long-term Oyu Tolgoi Investment Agreement signed in October 2009. Together with the second prepayment of US$50 million made after the Investment Agreement took effect March 31, 2010, the third prepayment will accrue interest at the rate of 1.59% after tax and will be credited against the project’s future taxes and royalties beginning January 2012. The first payment of US$100 million was made by Oyu Tolgoi LLC at the time the Investment Agreement was signed, in October 2009, through the purchase of a Treasury Bill from the government that had a face value of US$115 million payable within five years after issuance.
•	In another development this week, Ivanhoe Mines and Rio Tinto agreed with the Mongolian government to execute the Amended and Restated Shareholders’ Agreement, which provided limited amendments to the Oyu Tolgoi Shareholders’ Agreement that was signed in conjunction with the Investment Agreement in October 2009. Ivanhoe Mines is funding the Mongolian government’s 34% share of the project’s initial capital costs. The interest rate to be applied to the repayment of the government’s share of the costs for amounts incurred after January 31, 2011, has been reduced to LIBOR plus 6.5%, down from the previous rate of 9.9%, adjusted for the US CPI. The interest-rate adjustment was made at the government’s request, taking into consideration the higher costs of capital that prevailed in 2009 following the global economic crisis.
•	Following receipt of approvals by national and local authorities in Mongolia, the Oyu Tolgoi Project has begun work on the construction of a 95-kilometre high-voltage power line from the Oyu Tolgoi site to the Mongolia-China border, where it is planned to connect to a proposed supply line in China. The Mongolia section of the line is expected to be completed by the end of this year. Discussions to secure electricity imports from China during Oyu Tolgoi’s initial four years of commercial production are continuing between Chinese and Mongolian representatives. Mongolia’s Prime Minister is planning to visit China later this month.
•	Ivanhoe Mines and Rio Tinto are investing an average of US$7 million each day, much of it in Mongolia, on purchases of goods and services to advance the project. The Oyu Tolgoi capital budget for 2011 is US$2.3 billion.
•	The Oyu Tolgoi Project has not been materially impacted by reported short-term reductions of Russian exports of diesel fuel, which supply most of Mongolia’s requirements. Oyu Tolgoi currently has sufficient assured supply of diesel fuel to maintain work on essential elements of the project’s construction schedule.

•	SouthGobi Resources, 57% owned by Ivanhoe Mines, recently received final registration of mineral reserves for the company’s Soumber coking coal deposit from the Mineral Resource Authority of Mongolia. Registration is a prerequisite for submission of a mining licence application. SouthGobi intends to apply for the Soumber mining licence in the coming weeks. Based on a NI 43-101-compliant resource statement from January 2011, the Soumber Project currently contains 61.4 million tonnes in the Measured and Indicated categories and an additional 65.8 million tonnes of Inferred Resources.
•	Ivanhoe Australia, 62% owned by Ivanhoe Mines, is continuing its push toward producer status, with commencement of copper-gold production from the company’s Osborne milling complex in northwestern Queensland expected in the first half 2012. To achieve this target, Ivanhoe Australia recently awarded the underground development contract for the Kulthor deposit and the extension of the Osborne underground mine. The company also completed construction of 1000 metres of the planned 2400-metre underground decline that will provide access to the high-grade Merlin and Little Wizard molybdenum-rhenium deposits. The decline is scheduled to be adjacent to the Little Wizard Deposit by the end of this month; direct access into this high-grade mineralization is planned for late August to enable further drilling directed at extending the mineralization and the collection of bulk samples for metallurgical test work.
•	Ivanhoe Australia, which holds a 22.8% interest in Exco Resources, expects to receive a dividend of approximately US$32 million following the completion of the announced sale of Exco’s Cloncurry Copper Project to Xstrata Copper. Ivanhoe Australia intends to use its share of the Exco sale proceeds to continue to fund the ongoing development and exploration work on projects on the company’s own Cloncurry tenements.
•	Ivanhoe Mines owns 50% of Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits. The NI 43-101 Mineral Resources for the Bakyrchik Deposit, based on drill results available up to December 1, 2010, contain 22.16 million tonnes of Indicated Mineral Resources grading 8.72 grams/tonne (g/t) gold, containing 6.2 million ounces, and an additional 9.68 million tonnes of Inferred Mineral Resources grading 7.43 g/t gold, containing 2.3 million ounces.
•	The ongoing drilling program is designed to continue the delineation of resources and reserves at the Kyzyl Gold Project that are compliant with NI 43-101 standards. A total of 25,000 metres are planned to be completed during 2011 on the Bakyrchik Mining Lease and a further 50,000 metres are planned to begin the delineation of the numerous satellite deposits on the surrounding exploration licence.
•	A definitive feasibility study for the Kyzyl Project is expected to be completed in Q2 2011 by Fluor Canada Ltd., Crescent Technology Inc., Technip USA Inc., Environmental Resources Management, Scott Wilson Roscoe Postle Associates Inc. and Sustainability East Asia LLC. Early construction works are expected to begin in Q3 2011, with commissioning of a 1.5 million tonnes per annum operation planned for late Q4 2013.

About Ivanhoe Mines
Ivanhoe Mines (IVN: NYSE, NASDAQ & TSX) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (SGQ: TSX; 1878: HK); a 62% interest in Ivanhoe Australia (IVA: ASX & TSX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements with respect to the arbitration process is expected to resume later this month; the expectation that the arbitration will not negatively impact construction progress at Oyu Tolgoi; statements respecting negotiations with a number of parties as part of the company’s commitment to create and enhance value for shareholders; the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the estimated commencement of pre-stripping of the Southern Oyu open pit deposits; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into commercial production; the timing and outcome of discussions between the Mongolian and Chinese governments regarding importing electrical power from China; the expectation that Ivanhoe Australia will receive approximately US$32 million from Exco Resources following completion of the announced sale of Exco’s Cloncurry Copper Project to Xstrata Copper; and other statements that are not historical facts. All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the company’s periodic regulatory filings in Canada and the US. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: June 9, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary